ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

Philip magri, esq.******

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: PMagri@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in FL and NY

March 20, 2020

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Vicapsys Life Sciences Inc.
Registration Statement on Form 10-12G
Filed on February 12, 2020
File No. 000-56145

Dear Sir or Madam:

We have electronically filed herewith on behalf of Vicapsys Life Sciences, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10 originally filed on February 12, 2020 (“Form 10”).

In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter, dated March 10, 2020, to the Company regarding the Form 10. For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in italics, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Form 10 submitted on February 12, 2020, all page references herein correspond to the page of Amendment No. 1. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 20, 2020

Business Overview, page 5

1.	Please revise your references to “encapsulated products,” “VICAPSYN,” “lead product” and “proprietary product line” to clarify you are referring to product candidates since it appears you do not currently have any approved products.

RESPONSE: In response to the Staff’s comment, we have revised references to “encapsulated products,” “VICAPSYN,” “lead product” and “proprietary product line” on page 5 to clarify that we are referring to product candidates.

MGH License Agreement, page 6

2.	We note that you state that the MGH License Agreement permits you to engage in certain activities with respect to the Products, Processes, Materials, and Technological Information. Please revise your discussion to explain what these items entail rather than referencing the defined terms in the MGH License Agreement.

RESPONSE: In response to the Staff’s comment, have revised our discussion of the MGH License Agreement on page 6 to explain what is entailed with respect to Products, Processes, Materials, and Technological Information rather than referencing the defined terms in the MGH License Agreement.

3.	You state that under the MGH License Agreement the company must satisfy certain requirements before the sale of certain products. You also state that the requirements must be satisfied by certain dates that have already passed and that such dates are currently subject to negotiations. Please clarify any progress you have made with respect to each of these requirements. For example, have you performed any research related to the role of CXCL12? Additionally, expand your disclosure to discuss in more detail the status of such negotiations.

RESPONSE: Per the Staff’s comment, we have revised the disclosure on page 6 to explain the progress that the Company was required to make with respect to certain requirements that the Company must satisfy before the sale of certain products as well as the progress of the Company’s negotiations for extending deadlines which have passed.

Competition, page 10

4.	Please expand the discussion of your competitors developing therapies to treat Type 1 diabetes to disclose the status of clinical development, including the applicable clinical trials, for each product candidate.

RESPONSE: Per the Staff’s comment, we have revised the discussion of the Company’s competitors developing therapies to treat Type 1 diabetes on pages 10 and 11 to disclose the status of clinical development, including the applicable clinical trials, for each product candidate.

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 20, 2020

Government Regulation, page 14

5.	We note your discussion of Fast Track, Breakthrough therapy, Proprietary Review Designations and Accelerated Approval pathway programs. Please clarify that you currently do not qualify for any of these programs.

RESPONSE: Per the Staff’s comment, we have added on pages 17 and 18 that the Company’s product candidates do not qualify for the Fast Track, Breakthrough therapy, Proprietary Review Designations and Accelerated Approval pathway programs.

Risk Factors

We will need to obtain financing to implement our business plan, page 33

6.	Please quantify the funding you will need and how far in the development process you expect to get with this amount of funding.

RESPONSE: Per the Staff’s comment, we have revised the risk factor on page 32 to quantify that the Company estimates it will need to complete a financing raise of approximately $15 million to reach the completion of phase one of the clinical trials in diabetic patients.

The application of the “penny stock” rules could adversely affect the market price of our common stock..., page 42

7.	Please expand your disclosure to discuss if and how these “penny stock” rules apply to the company.

RESPONSE: Per the Staff’s comment, we have revised the risk factor on page 41 to discuss that the Company’s common stock is quoted on the OTC Markets’ Pink tier and that the penny stock rules have and may continue to apply to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 44

8.	We note your disclosure that you do not believe you have enough cash on hand to operate your business during the next twelve months. Please expand your disclosure to provide the estimated amount of cash you believe will be necessary to fund your operations over the next twelve months. In addition, revise your disclosure in Management’s Discussion and Analysis and in the notes to the financial statements to clarify how you intend to raise the additional funds. Refer to ASC 205-40-50.

RESPONSE: Per the Staff’s comment, we have updated the Liquidity and Capital Resources section in the MD&A disclosures on page 43 to disclose that the Company estimates that it will need $1 million in cash to fund its operations for the next twelve months. In addition, the Company has revised its disclosure in the notes to the financial statements on page F-10 to clarify that the Company intends to raise the additional funds in 2020.

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 20, 2020

Security Ownership of Certain Beneficial Owners and Management, page 51

9.	Please add an additional column to your beneficial ownership table to indicate the total voting power of each beneficial owner before and after the conversion of the preferred shares.

RESPONSE: Per the Staff’s comment, we have added an additional column to the beneficial ownership table on pages 50 to 52 to indicate the voting power of each beneficial owner before and after the conversion of the Series A Preferred Stock and Series B Preferred Stock.

10.	We note that you state in Footnote (1) to the beneficial ownership table that the Series A and Series B preferred shares automatically convert upon the filing of this Form 10. We also note that you state at pages 65 and 66 that your preferred shares convert, among other circumstances, on the one year anniversary of the filing of a Form 10. Please reconcile these statements.

RESPONSE: Per the Staff’s comment, we have revised Footnote (1) to the beneficial ownership table on page 51 to automatically convert upon the one year anniversary of the Form 10.

Certain Relationships and Related Transactions, and Director Independence, page 58

11.	We note that you disclose that Massachusetts General Hospital is the beneficial owner of 20.5% of your common shares. If applicable, please identify the MGH License agreement as a related party transaction. You may cross-reference your earlier discussion of the terms of this license agreement.

RESPONSE: We have revised the language on page 59 to indicate that due to MGH’s 20.5% beneficial ownership of the Company’s common stock, the MGH License Agreement is deemed to be a related party transaction and include a cross-reference the earlier discussion of the terms of the MGH License Agreement under Item 1 of the Form 10.

If the Staff has any further comments regarding Amendment No. 1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Philip Magri
Philip Magri, Esq.

cc:	Tracie Mariner – SEC
Mary Mast – SEC
Courtney Lindsay – SEC
Suzanne Hays – SEC
Frances Toneguzzo – Vicapsys
Jeff Wright – Vicapsys